Exhibit 99.2

SKK HOLDINGS LIMITED

27 First Lok Yang Road
Singapore 629735

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

TO BE HELD ON JUNE 22, 2026

NOTICE IS HEREBY GIVEN THAT the Extraordinary General Meeting (the “Meeting”) of the members (the “Members”) of SKK Holdings Limited, a Cayman Islands exempted company (“SKK” or the “Company”) to be held at 27 First Lok Yang Road, Singapore 629735, at 10:00 a.m. (Singapore Time) on June 22, 2026 (which is 10:00 p.m. U.S. ET on June 21, 2026) for the purpose of considering and, if thought fit, passing (with or without amendments) the following resolutions:

Proposal 1.	Approve the Asset Purchase: to approve and ratify, as an ordinary resolution, (i) the Asset Purchase Agreement entered into by the Company and Rantizo, Inc. (“Rantizo”) a Delaware corporation, dated as of May 1, 2026 (the “APA”) pursuant to which the Company will acquire substantially all of Rantizo’s drone-based technology assets used for agriculture, forestry, emergency response and other commercial applications (the “Target Assets”) for a purchase price consisting of $759,047 in cash and newly issued Class A ordinary shares having an aggregate value of approximately $258.8 million, and (ii) the transactions contemplated thereunder, including the issuance of shares as follows: (a) Class A ordinary shares of SKK (the “Class A Shares”) having an aggregate value of $12 million (based on the VWAP on each of the three trading days prior to the closing (the “Closing Value”)) to be issued to certain individuals in the Company’s management and (b) Class A Shares having an aggregate value of $10 million based on the Closing Value in consideration of payment to SKK from Rantizo of $10 million being held in escrow until the closing of the APA.

Proposal 2.	Name Change: to approve, as a special resolution, that subject to and conditional upon (1) the passing of Proposal 1 as an ordinary resolution and the closing of the APA and (2) the approval of the Registrar of Companies in the Cayman Islands being obtained, the name of the Company be changed from “SKK Holdings Limited” to “Rantizo” (the “Name Change”), with effect from the date on which a certificate of incorporation on change of name is issued by the Registrar of Companies in the Cayman Islands (the “Effective Date”), and that any one of the Directors or the company secretary of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents as he/she considers necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Name Change and to attend to any necessary registration and/or filing for and on behalf of the Company.

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Proposal 3.	Approve the Share Capital Increase: to approve, as an ordinary resolution, that subject to and conditional upon the passing of Proposal 1 as an ordinary resolution and closing of the APA, the Company’s authorized share capital of US$500,000 divided into 190,000,000 Class A ordinary shares of a nominal or par value of US$0.0025 each, 5,000,000 Class B ordinary shares of a nominal or par value of US$0.0025 each, and 5,000,000 Preferred Shares of a nominal or par value of US$0.0025 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company, be increased to US$5,000,000 divided into 1,900,000,000 Class A ordinary shares of a nominal or par value of US$0.0025 each, 50,000,000 Class B ordinary shares of a nominal or par value of US$0.0025 each, and 50,000,000 Preferred Shares of a nominal or par value of US$0.0025 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company (the “Share Capital Increase”), by the creation of 1,710,000,000 Class A ordinary shares of a nominal or par value of US$0.0025 each, 45,000,000 Class B ordinary shares of a nominal or par value of US$0.0025 each, and 45,000,000 Preferred Shares of a nominal or par value of US$0.0025 each, and that any one of the Directors or the company secretary of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents as he/she considers necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Share Capital Increase and to attend to any necessary registration and/or filing for and on behalf of the Company.

Proposal 4.	Approve Third Amended and Restated Memorandum and Articles of Association: to approve, as a special resolution, that subject to and conditional upon (1) the passing of Proposal 1 as an ordinary resolution and the closing of the APA, (2) the Name Change contemplated in Proposal 2 becoming effective, and (3) the passing of Proposal 3 as an ordinary resolution, the Third Amended and Restated Memorandum of Association and Third Amended and Restated Articles of Association of the Company as set forth in Annex A to this notice (the “Amended M&A”) be adopted in substitution for and to the exclusion of the Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company with effect from the Effective Date, and that any one or more Directors be and are hereby authorized to, do all acts and things necessary, appropriate, desirable or expedient to give effect to the Proposed Amendments and the adoption of the Amended M&A, including but not limited to, attending to any, necessary registration and/or filing of the Amended M&A and all requisition documents for and on behalf of the Company.

Proposal 5.	Approve the Issuance of Shares: to approve, as an ordinary resolution, in accordance with Nasdaq Listing Rule 5635(d), the issuance of more than 19.99% of our outstanding Class A Ordinary Shares issuable in accordance with the APA.

Proposal 6.	Authorization of Directors and Officers: to approve, as an ordinary resolution, the authorization of each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. We are not aware of any other business to come before the Meeting. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Company filed its annual report on Form 20-F, including its audited financial statements, for the financial year ended December 31, 2025, with the U.S. Securities and Exchange Commission (the “SEC”) on April 10, 2026, which annual report may be accessed on the Company’s investor relations website at https://skkworks.com.sg and on the SEC’s website at www.sec.gov (for the annual report on Form 20-F).

The Board of Directors of the Company has fixed the close of business on May 18, 2026 (Singapore Time) as the record date (the “Record Date”) for determining the members entitled to receive notice of and to vote at the Meeting or any adjourned or postponed meeting thereof. Accordingly, only Members at the close of business on the Record Date are entitled to attend and vote at the Meeting or at any adjournment or postponement that may take place.

All Members are cordially invited to attend the Meeting in person. Regardless of your plan to attend or not attend the Meeting, please vote either over the Internet or by completing the enclosed proxy card and signing, dating, and returning it promptly. Sending in your proxy will not prevent you from voting in person at the Meeting.

The notice of the Meeting, this proxy statement, and the proxy card will be sent to shareholders on or about June 10, 2026 (Singapore Time).

It is important that your shares are represented at the Meeting. We urge you to review the attached proxy statement and, whether or not you plan to attend the Meeting in person, please vote your shares promptly by casting your vote via the internet or, if you prefer to mail your proxy or vote instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the internet or by mail before the Meeting, or by voting in person at the Meeting.

If you plan to attend the Meeting in person, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Meeting and vote in person.

The Notice of the Extraordinary General Meeting of Members, the Proxy Card and the Proxy Statement are also available through our website at https://skkworks.com.sg.

By Order of the Board of Directors,

Xiaoyan Liao

Executive Director

June 5, 2026

Annex A

Third Amended and Restated Memorandum and Articles of Association